PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com



30th June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in Company – 17th June 2005;
- Annual General Meeting Statement – 21st June 2005

Please also find enclosed the Notice of the Annual General Meeting that had been distributed to all the shareholders of the Company on 25th May 2005.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel



PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 17th June 2005:

June 16, 2005

Dealings by a substantial shareholder

On 16 June 2005 the Company was notified by Merrill Lynch & Co., Inc that it now holds 9,804,394 Ordinary Shares in the Company representing 12.99 per cent. of the total issued share capital of the Company, of which 7,489,394 Ordinary Shares are held through Nutraco Nominees Limited.

Press Release Issued on 21st June 2005:

21st June 2005

RESULTS OF ANNUAL GENERAL MEETING
&
APPOINTMENT OF SENIOR NON-EXECUTIVE DIRECTOR

AGM Result

PETER HAMBRO MINING PLC ("the Company") is pleased to announce that at the Annual General meeting of the Company held this morning, the resolutions proposed in the notice of meeting circulated to shareholders on 25th May 2005 were duly passed.

Senior Non-Executive Director

Sir Rudolph Agnew has agreed to accept the position of Senior Non-Executive Director ("SNED") of the Company.



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document you should consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising in connection with shares and other securities.

If you have sold or otherwise transferred all of your shares in Peter Hambro Mining PLC please send this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank, or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

This document should be read in conjunction with the Annual Report and Accounts in respect of the year ended 31 December 2004.



PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of Annual General Meeting to be held on 21 June 2005

Notice of the Annual General Meeting to be held at 12 noon on Tuesday 21 June 2005 at 11 Grosvenor Place, London SW1X 7HH is set out on pages 5 to 7.

The action to be taken by Shareholders is set out on page 4. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy. To be valid, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, as soon as possible but in any event so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. Completion of a Form of Proxy will not preclude a member from attending and voting in person.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

25 May 2005

Dear Shareholder

Annual General Meeting 2005

I am writing to inform you that the Annual General Meeting (the "AGM") of the Company will be held at 12 noon on 21 June 2005 at 11 Grosvenor Place, London SW1X 7HH. The formal notice of the AGM and resolutions to be proposed are set out on pages 5 to 7. The resolutions to be put to the Meeting will address the following matters:

ORDINARY BUSINESS

Annual report and accounts (Resolution 1)

Shareholders will be asked to receive and adopt the Annual Report and Accounts of the Company for the year ended 31 December 2004 together with the report of the auditors.

Re-appointment of Directors (Resolutions 2 to 4)

Andrey Maruta, who was appointed by the Board during the year, retires in accordance with Article 86 of the Company's Articles of Association and, being eligible, offers himself for re-election.

G. Jay Hambro and Pavel Maslovsky retire in accordance with Article 91 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Brief biographical details of each of the Directors standing for re-election appear on page 21 of the Annual Report and Accounts which have already been sent to shareholders.

Auditors (Resolution 5)

The Company is required at each general meeting at which accounts are presented to appoint auditors to hold office until the next such meeting. Moore Stephens has indicated its willingness to continue in office. Accordingly, Resolution 5 re-appoints Moore Stephens as auditors to the Company and authorises the Directors to fix their remuneration.

SPECIAL BUSINESS

Increase of aggregate amount of Non-executive Directors' fees (Resolution 6)

The Company's Articles of Association (Art. 104.1) currently provide that the Directors of the Company (other than alternate Directors, and for the avoidance of doubt, executive Directors) are entitled to receive by way of fees a sum not exceeding £150,000 per annum in aggregate.

It is proposed that the new maximum aggregate amount of fees payable to Non-executive Directors be increased from £150,000 to £500,000. This is the first time the Company has sought such an increase since its flotation over three years ago. Following the appointment of Philip Leatham as a Non-executive Director rather than an Executive Director in January 2005, this increase is necessary to provide headroom for any further Non-executive Director appointments which the Company may consider in the future.

Increase in authorised share capital (Resolution 7)

Resolution 7 proposes the increase of the authorised share capital of the Company from £1,000,000 to £1,200,000 by the creation of an additional 20,000,000 Ordinary Shares of £0.01.

Authority to allot shares (Resolution 8)

Under the Companies Act 1985, the Directors are not permitted to issue new shares (or to grant rights over shares) unless authorised to do so by shareholders. Resolution 8 authorises the Directors to allot Ordinary Shares up to a maximum aggregate nominal amount of £445,528. This represents the nominal value of the increased authorised share capital less the nominal value of the Ordinary Shares already in issue.

Partial disapplication of pre-emption rights (Resolution 9)

Under the Companies Act 1985, the Directors require authority from shareholders before allotting new shares (or rights in respect of shares) for cash without first offering them to existing shareholders in proportion to their existing holdings. Resolution 9 disapplies this requirement, for the following purposes:

(a) to enable rights issues, open offers or equivalent offers and the like to be implemented on a basis which enables the Directors to make arrangements to deal with (*inter alia*) fractional entitlements and overseas securities laws;

(b) to enable the issue of shares pursuant to any share option scheme adopted by the Company; and

(c) in addition, to enable the issue of shares up to an aggregate nominal amount of £240,000 (this represents 20 per cent. of the increased authorised share capital of the Company).

Such authority, if given, will expire at the conclusion of the Annual General Meeting of the Company in 2006, or, if earlier, on the date falling 15 months after the date of the passing of Resolution 9. Following the implementation of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations"), this extends to any subsequent sale of equity securities which have been held in treasury. The limits which apply to the allotment authority apply equally to any sales of treasury shares.

Authority to purchase shares (Resolution 10)

It is proposed that the Company be authorised to purchase up to approximately 10 per cent. of its issued share capital subject to the limitations set out in Resolution 10. It is the intention of the Directors only to exercise such authority if satisfied that to do so would be in the best interests of the Company. The Directors have no present intention to make any such purchase.

Following the introduction of the Regulations referred to in the explanation for Resolution 9 above, companies are able to hold shares acquired by way of market purchase in treasury, rather than cancelling them. The Company would consider holding any of its own shares which it purchases pursuant to the authority conferred by this Resolution as treasury shares. No dividends will be paid on any shares held in treasury and no voting rights will attach to such shares. It will be possible for the Company to transfer shares out of treasury pursuant to an employee share scheme.

Amendment to the Articles of Association (Resolution 11)

The Company's Articles of Association currently provide that every director, auditor or other officer of the Company shall, in certain circumstances, be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in relation to the affairs of the Company. Resolution 11 will, if approved, amend the Articles of Association to enable the Company to make use of the changes introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004 that relax certain of the prohibitions on companies indemnifying their directors against liability and permit companies to pay directors' defence costs as they are incurred.

Cancellation of Share Premium Account (Resolution 12)

As a result of past losses, the Company has a deficit on its profit and loss account, which deficit precludes the payment by the Company of dividends until the deficit is eliminated by future profits or otherwise.

As a result of past issues of Ordinary Shares at prices in excess of the nominal value of an Ordinary Share, the Company has a substantial share premium account. In order to enable the payment of dividends by the Company out of future profits, it is proposed that, subject to confirmation by the Court at a hearing to be held in due course, the amount standing to the credit of the share premium account of the Company be cancelled. The cancellation of the share premium account will result in the creation of a special reserve which is intended to be used to eliminate the current deficit on the Company's profit and loss account. The arrangements for the capital reduction will include appropriate arrangements for the protection of the Company's creditors, which arrangements will be included in the scheme when confirmed by the Court.

Presentation to the Court of a Petition is entirely at the discretion of the Directors, who reserve the right not to make such application.

Resolution 12, which is a special resolution, provides for the cancellation of the share premium account subject to the confirmation of the Court.

Action to be taken

You will find enclosed a Form of Proxy for use at the AGM. Please complete, sign and return the enclosed form as soon as possible in accordance with the instructions printed thereon, whether or not you intend to be present at the AGM. Forms of Proxy should be returned so as to be received by the Company's registrars, Capita Registrars, at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, as soon as possible, but in any event no later than 12 noon on 19 June 2005. Completion and return of the Form of Proxy will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of shareholders as a whole and unanimously recommend shareholders to vote in favour of the resolutions to be proposed at the AGM, as they intend to do (other than in respect of their own appointments as Directors) in respect of their beneficial holdings, amounting in aggregate to 26,411,824 Ordinary Shares, representing approximately 35 per cent. of the Company's issued Ordinary Shares.

Yours sincerely

Peter Hambro
Chairman

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 3rd Annual General Meeting of the Company will be held at 12 noon on Tuesday 21 June 2005 at 11 Grosvenor Place, London SW1X 7HH (the "Notice") for the following purposes:

Ordinary Business:

1 To receive and adopt the report of the Directors and the audited accounts of the Company for the year ended 31 December 2004 together with the report of the auditors.

2 To re-elect Andrey Maruta, who was appointed during the year and retires in accordance with Article 86 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

3 To re-elect G. Jay Hambro, who retires by rotation in accordance with Article 91 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

4 To re-elect Pavel Maslovsky, who retires by rotation in accordance with Article 91 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

5 To re-elect Moore Stephens as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business:

6 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT the aggregate amount of Directors' fees provided for in Article 104.1 of the Articles of Association be increased to £500,000 per annum.

7 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT the authorised share capital of the Company be increased from £1,000,000 to £1,200,000 by the creation of 20,000,000 additional Ordinary Shares of £0.01 each;

8 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT, subject to the passing of Resolution 7 set out in the notice convening an Annual General Meeting to be held on Tuesday 21 June 2005 at 12 noon (the "Notice") the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") (and in substitution for any existing power to allot relevant securities) to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £445,528 during the period commencing on the date of the passing of this Resolution and expiring five years from the date of the passing of this Resolution, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

9 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Directors be and they are hereby empowered, pursuant to section 95 of the Act:

(i) subject to the passing of Resolution 8 set out in the Notice of this Meeting, to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority given in accordance with section 80 of the Act by the said Resolution 8; and

(ii) to transfer equity securities (within the meaning of section 94 of the Act) which are held by the Company in treasury

as if section 89(1) of the Act did not apply to any such allotment or transfer, provided that this power shall be limited to the allotment or transfer of equity securities:

(a) in connection with or the subject of an offer or invitation, including a rights issue or open or equivalent offer, open for acceptance for a period fixed by the Directors, to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto, including equity securities which, in connection with such offer or invitation, are the subject of, or the arrangements for which provide for, such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise;

(b) pursuant to the terms of any share option scheme adopted by the Company (and any shares acquired or held by the Company in treasury may be transferred in satisfaction of the exercise of options under any of the Company's share option schemes); and

(c) (otherwise than pursuant to sub-paragraphs (a) and (b) above) up to an aggregate nominal amount of £240,000

and shall expire at the conclusion of the Annual General Meeting of the Company in 2006, or, if earlier, on the date falling 15 months after the date of the passing of this Resolution except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements and all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

10 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT, in substitution for any existing power under section 166 of the Act, but without prejudice to the exercise of any such power prior to the date hereof, the Company be and is hereby generally and unconditionally authorised, pursuant to and in accordance with section 166 of the Act, to make a market purchase or market purchases (within the meaning of section 163(3) of the Act) of its Ordinary Shares of £0.01 each ("Ordinary Shares") in such a manner and on such terms as the Directors may from time to time determine provided that:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be so acquired is 7,544,714 or, if the Ordinary Shares have a nominal value other than £0.01 each, such number as has an aggregate nominal value equal to £75,447;

(b) the minimum price which may be paid for each Ordinary Share is £0.01 per share;

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is not more than 5 per cent. above the average of the middle market quotations derived from the Daily Official List for the five business days immediately preceding the date of purchase of the shares;

(d) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company in 2006, or if earlier, on the date falling 15 months after the date of the passing of this Resolution, unless such authority is revoked, varied or renewed prior to such time; and

(e) the Company may, prior to the expiry of the authority hereby conferred, enter into a contract or contracts to purchase Ordinary Shares under such authority which will or may be executed wholly or partly after such expiry, and may purchase Ordinary Shares pursuant to such contract.

11 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT Article 168.1 of the Company's Articles of Association be deleted and replaced with the following:

"Subject to the provisions of CA 1985, but without prejudice to any indemnity to which he may otherwise be entitled, every Director, alternate Director, Secretary or other officer of the Company (except the Auditors) may at the discretion of the Board be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article 168.1 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 168.1, or any element of it, to be treated as void under CA 1985."

12 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT, subject to the confirmation of the Court, the amount standing to the credit of the share premium account of the Company be cancelled.

Dated 25 May 2005

Registered office:
11 Grosvenor Place,
Belgravia,
London SW1X 7HH

By Order of the Board
Anna-Karolina Subczynska-Samberger
Company Secretary

Notes:

1 A member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company.

2 A Form of Proxy is provided with this notice. Completion and return of such a proxy will not prevent a member from attending the Meeting and voting in person.

3 To be effective, the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) must be deposited with the Company's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time of the holding of the Meeting or any adjournment thereof.

4 Pursuant to regulation 41(1) of the Uncertificated Securities Regulations 2001 (2001 No. 3755) the Company has specified that only those members registered on the register of members of the Company at 12 noon on 19 June 2005 shall be entitled to attend and vote at the Meeting in respect of the number of Shares registered in their name at that time. Changes to the register of members after 12 noon on 19 June 2005 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

5 The Register of Directors' interests in the shares of the Company and copies of the service agreements between the Company and its Directors will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) until the date of the Meeting and also on the date and at the place of the Meeting from 15 minutes prior to the commencement of the Meeting until the conclusion thereof.